Michael E. Tenta	VIA EDGAR
(650) 843-5636
mtenta@cooley.com

September 12, 2008

Securities and Exchange Commission
Attention:	Kathleen Collins
Mark Shuman
Evan Jacobson
Kari Jin
100 F Street, N.E.
Washington, D.C. 20549

Re:          Procera Networks, Inc.

Form 10-K for Fiscal Year Ended December 31, 2007

Form 10-K/A for Fiscal Year Ended December 31, 2007

File No. 1-33691

Ladies and Gentlemen:

On behalf of Procera Networks, Inc. (the “Company”), this letter is being submitted in response to comments (the “Comments”) received from the staff of the Commission (the “Staff”) by letter dated June 23, 2008 (the “Letter”), with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2007 and Form 10-K/A for Fiscal Year Ended December 31, 2007.

By this letter, we request that the Company be granted a fourth extension of time to provide a response to the Staff’s Letter (the “Response”). The Company respectfully advises the Staff that it is working diligently with internal accounting personnel and its independent accounting firm to prepare the Response.  The complexity of the Comments, compounded by staffing shortages and the need to coordinate with outside auditors, has in part contributed to the delay.

The Company advises the Staff that it hopes to provide the Response to the Staff on or before September 26, 2008 and will further advise the Staff if it becomes unable to do so.

Please do not hesitate to call me at (650) 843-5636 if you have any questions or would like any additional information regarding this matter.

Sincerely,

Cooley Godward Kronish LLP

By:	/s/ Michael E. Tenta
Michael E. Tenta

cc:	James F. Brear – Procera Networks, Inc.
Thomas H. Williams – Procera Networks, Inc.
Eric C. Jensen - Cooley Godward Kronish LLP